DEMATTEO RESEARCH LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2025

DEMATTEO RESEARCH LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-50395

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __DeMatteo Research LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__70 East, 55th Street, 10th Floor__
(No. and Street)

__New York__	__NY__	__10022__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Artur Kurasiewicz__	__212-833-9928__	__akurasiewicz@dmllc.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Citrin Cooperman & Company, LLP__
(Name – if individual, state last, first, and middle name)

__180 Park Avenue, Suite 200__	__Florham Park__	__NJ__	__07932__
(Address)	(City)	(State)	(Zip Code)

__11/02/2005__	__2468__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph DeMatteo_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DeMatteo Research LLC_____, as of 12/31_____, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
DeMatteo Research LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DeMatteo Research LLC (a limited liability company) as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of DeMatteo Research LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DeMatteo Research LLC's management. Our responsibility is to express an opinion on DeMatteo Research LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DeMatteo Research LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as DeMatteo Research LLC's auditor since 2005.
Florham Park, New Jersey
February 26, 2026

DEMATTEO RESEARCH LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Assets:

Cash	$ 1,190,707
Receivable from clearing broker	429,316
Receivable from other brokers	171,349
Prepaid expenses and other current assets	45,408
Property and equipment, net	76,980
TOTAL ASSETS	$ 1,913,760

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued expenses and other current liabilities	$ 268,548
Commitments and contingencies (Notes 3 and 7)	
Member's equity	1,645,212
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,913,760

See accompanying notes to financial statements.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DeMatteo Research LLC ("DeMatteo Research" or the "Company") was formed as a limited liability company on July 14, 1997, pursuant to an operating agreement that specifies that it will continue in existence until December 31, 2057, unless dissolved earlier in accordance with the operating agreement. DeMatteo Research is an independent broker-dealer that provides agency and research services to the institutional investment community. DeMatteo Research is a member of the Financial Industry Regulatory Authority ("FINRA") and does not provide securities brokerage services to the general public.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is treated as an S-corporation for federal and New York State income tax purposes. Accordingly, the Company is generally not subject to federal or New York State corporate income taxes, and the member includes their share of the Company's taxable income on their individual tax return. New York City does not recognize S-corporation pass-through status; therefore, the Company is subject to the New York City General Corporation Tax ("NYC GCT").

In 2025, the Company elected to participate in the New York State and New York City Pass-Through Entity Tax ("PTET") regimes. PTET is an optional entity-level tax that is economically attributable to the member; therefore, PTET payments are recorded as distributions to the member rather than income tax expense.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company evaluates uncertain tax positions under ASC 740 and recognizes the effect of tax positions only when it is more-likely-than-not that such position will be sustained upon examination.

For additional information, see Note 9 - Income Taxes.

Property and Equipment

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized.

Capitalized Software and Website Development Costs

Costs for software developed for internal use are accounted for in accordance with FASB ASC 350, *Intangibles – Goodwill and Other – Internal-use Software.* ("ASC 350"). FASB ASC 350 requires the capitalization of certain costs incurred in connection with developing or obtaining internal-use software. In accordance with FASB ASC 350, capitalized costs for internal-use software are included in "Property and equipment, net" in the accompanying statement of financial condition. The Company amortizes the costs of software obtained or developed for internal use over an estimated useful life of five years.

Costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of FASB ASC 350 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the internal-use computer software project (to the extent that their time spent is directly on the project), and interest costs incurred when developing computer software for internal use are capitalized. During 2025, the Company incurred software and development costs of $52,260.

Financial Instruments - Credit Losses

FASB ASC 326, *Financial Instruments – Credit Losses* requires a credit loss methodology, Current Expected Credit losses ("CECL"), which dictates the recognition of credit losses, while also providing transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financials assets measured at amortized cost (e.g., cash, receivable from clearing broker, and receivable from other brokers), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncement

In December 2023, FASB issued Accounting Standards Update (ASU) No. 2023-09 *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures"* (ASU 2023-09). ASU 2023-09 requires additional annual disclosures including further disaggregation of information in the rate reconciliation, additional information for reconciling items meeting a quantitative threshold, further disaggregation of income taxes paid and other required disclosures. The Company adopted ASU 2023-09 for the annual period beginning on January 1, 2025. See Note 9 for further information.

Recently Issued Accounting Pronouncements

In July 2025, FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05). ASU 2025-05 introduces a practical expedient for measuring expected credit losses that permits entities to assume that current conditions as of the balance sheet date do not change for the remaining life of current accounts receivable and current contract assets arising from revenue from contracts with customers. ASU 2025-05 is effective for the Company's fiscal year ending December 31, 2026. The guidance is to be applied on a prospective basis and early adoption is permitted. The Company does not expect the adoption of ASU 2025-05 to have a material impact on its financial statements.

In November 2024, FASB issued ASU No. 2024-03 "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" (ASU 2024-03). ASU 2024-03 requires additional interim and annual disclosures that further disaggregate certain expense captions into specified categories in a separate note to the financial statements, as well as certain qualitative information describing amounts not separately disaggregated. ASU 2024-03 is effective for the Company in the annual period beginning on January 1, 2027 and interim periods beginning on January 1, 2028 and can be applied on either a prospective or retrospective basis, with early adoption permitted. The Company is evaluating the impact of ASU 2024-03 to its disclosures.

Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 and through February 26, 2026, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

NOTE 2.   PROPERTY AND EQUIPMENT

Property and equipment, net at December 31, 2025, consisted of the following:

Leasehold improvements	$ 47,068
Equipment	27,093
Capitalized software and web development	164,991
	239,152
Less: accumulated depreciation and amortization	162,172
Property and equipment, net	$ 76,980

NOTE 3.   COMMITMENTS AND CONTINGENCIES

Service Contracts

The Company is party to certain contracts for systems and services that enable the Company to offer its products and services.

Litigation

In the normal course of business, the Company may be party to various legal matters. At December 31, 2025, management does not believe that there are any matters involving loss to the Company that require recognition and/or disclosure in the accompanying financial statements.

NOTE 4.   MEMBER'S EQUITY

The Company has one member who owns 100% of the Company.

NOTE 5.   SINGLE REPORTABLE REVENUE SEGMENTATION

The Company is engaged in a single line of business as securities broker-dealer, which is comprised of several classes of services, including introducing customers to a clearing broker and other brokers and providing research information to money managers. The Company has identified its Chief Executive Officer as the CODM who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make capital distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. As of December 31, 2025, the reporting segment's assets amounted to $1,913,760.

NOTE 6.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had regulatory net capital of $1,351,475 which was $1,333,572 in excess of its required net capital of $17,903. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.20 to 1. The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and did not maintain possession or control of any customer funds or securities as of December 31, 2025.

NOTE 7.   INDEMNIFICATION

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin account is not sufficient to fully cover that customer's obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral with the clearing broker in compliance with various regulations and clearing organization policies.

NOTE 8.   SIGNIFICANT CONCENTRATIONS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and receivables from clearing and other brokers. The Company maintains its cash balances in one major financial institution in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in the accounts, and management does not believe there is any significant credit risk with respect to cash. The Company's receivables represent amounts due from its clearing and other brokers.

Major Other Brokers

Three brokers accounted for 100% of receivable from other brokers at December 31, 2025.

NOTE 9.   <u>INCOME TAXES</u>

The Company's only corporate-level income tax obligation relates to the NYC GCT, because federal and New York State corporate income taxes do not apply to S-corporations.

In 2025, the Company elected to participate in the New York State and New York City PTET programs. PTET payments totaling $86,100 were made during the year and are recorded as member distributions.

The Company evaluated its tax positions in accordance with ASC 740 and determined that it had no uncertain tax positions as of December 31, 2025.

<u>Taxes Paid by Jurisdiction</u>

For the year ended December 31, 2025:

Jurisdiction	Amount Paid
Federal	$0
State of New York	$0
New York City	$64,620
Foreign	$0

The Company's federal, state and local income tax returns are closed to examination through 2021.

NOTE 10.   <u>DEFINED CONTRIBUTION PLAN</u>

The Company maintains a 401(k) profit-sharing plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Code limitations. The Company may also make a discretionary contribution to the profit-sharing plan. For the year ended December 31, 2025, the Company did not make a contribution to the profit-sharing plan.

NOTE 11.   <u>LEASES</u>

The Company recognizes its leases in accordance with ASC Topic 842, *Leases* ("ASC 842"). The guidance increases transparency by requiring the recognition of right of use assets and lease liabilities on the statement of financial condition.

The Company leases its facility under a month-to-month arrangement. In applying ASC 842, the Company made an accounting policy election no to recognize the right of use assets and lease liabilities relating to short term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease.